U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD.

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 19, 2019, Recon Technology, Ltd. (the “Company”) issued a press release announcing that it currently plans to hold its Annual Meeting of Shareholders for the fiscal year ended June 30, 2018 on April 29, 2019, at 9:00 a.m., Beijing Time, at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China. Shareholders as of the record date, close of business on March 29, 2019, will be entitled to vote at the meeting.

Although we do not provide our shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to us for consideration of inclusion in a proxy statement. The Company has determined that March 24, 2019 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Recon Technology, Ltd., Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing, China, Attention: Corporate Secretary. Proposals by email should be sent to info@recon.cn.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

March 19, 2019	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Exhibit Index:

Exhibit 99.1 — Press Release dated March 19, 2019.